December 8, 2009
Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	American Shared Hospital Services Form 10-Q for Fiscal Quarter Ended March 31, 2009 Filed May 15, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 14, 2009 File No. 001-08789
Dear Ms. Jenkins:
This letter responds to comments of the Staff (“Staff”) of the Securities and Exchange Commission to Ernest A. Bates, M.D. of American Shared Hospital Services (the “Company”) in the letter regarding the Company’s Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (“Form 10-Q”). We have reproduced below the Staff’s comments and the corresponding response of the Company. This letter has been approved by the Company’s Audit committee and reviewed by its independent registered public accounting firm, Moss Adams, LLP and our outside securities counsel, Davis Polk & Wardwell.
Form 10-Q for Fiscal Quarter Ended March 31, 2009
1.	We note your reconciliation of ‘Net income (loss)’ to ‘Net cash from operating activities’ begins with ‘Net income (loss) attributable to American Shared Hospital Services’. In future filings, please reconcile your operating cash flows to ‘Net income (loss)’ as shown on your Condensed Consolidated Statements of Operations at page 3. See paragraph 28 of SFAS 95 (FASB ASC paragraph 230-10-45-28). In addition, please remove your operating cash flow reconciling adjustment entitled ‘Net income attributable to non-controlling interest’.

Response:

Effective with its filing of Form 10-Q for Fiscal Quarter Ended September 30, 2009, the Company reconciled its operating cash flows to ‘Net income (loss)’ as shown on its Condensed Consolidated Statements of Operations, and removed the operating cash flow reconciling adjustment entitled ‘Net income attributable to non-controlling interest’.

Form 10-Q for Fiscal Quarter Ended June 30, 2009
2.	We note the disclosures within your Form 10-K for the year ended December 31, 2008 and Form 10-Q for the six months ended June 30, 2009 describing Still River Systems Inc.’s Series D financing, and your subsequent ownership dilution from 5.9% to 3.7%. In addition, we note your disclosures at March 31, 2009 and June 30, 2009 describing an estimated $1.2 million unrealized loss on your investment, and your determination that the investment is not other-than-temporarily impaired. Your estimate of this unrealized loss constitutes approximately 46% of your cost basis in the investment. We note your ownership interest in Still River’s common stock upon conversion of your preferred stock interest has been diluted from 7.6% to 3.7% at June 30, 2009, a 51% decline in ownership stake. Disclosures within your Form 10-K for the year ended December 31, 2007 indicated the anticipated delivery of two Monarch250 proton beam radiation therapy (PBRT) systems in 2009. Currently, FDA approval remains pending, while the delivery dates for your Monarch250 PBRT systems have been delayed to 2010. Please provide for us a comprehensive analysis of why you believe your investment in Still River is not other-than-temporarily impaired. We note your disclosure describing your ability and intent to hold this investment for a reasonable period of time sufficient for a recovery of the cost basis value. Explain to us how you have estimated such a recovery period for your investment, as this security cannot be held to maturity. Describe in detail your evaluation of Still River’s financial performance. Clarify if the third party expert hired to assess any impediments to the completion of the prototype unit provided insight to Still River’s cash flow. See paragraph 6 of APB 18, FSP FAS 115-1 (FASB ASC paragraphs 320-10-35 to 55) and SAB Topic 5M (FASB ASC paragraphs 320-10-S99) for related guidance.
Response:
The Company has convertible preferred stock representing a 3.7% interest in Still River Systems, Inc., and accounts for this investment under the cost method. The Company reviews its investment in Still River for impairment on a quarterly basis, or as events or circumstances might indicate that the carrying value of the investment may not be recoverable.
In October 2008 Still River offered a Series D round of funding to raise cash for its next phase of development and continued manufacture of the prototype model of the proton beam unit. The offering was originally made at $1.30 per share, an increase over previous offerings, and in line with the continued development of the PBRT. Due to the troubled economy and the now scarcity of funds available from investors, this series was finalized in February 2009 at $0.17 per share. The Company chose not to further invest in Still River at this time, choosing to use its cash towards future projects rather than equity positions. The Series D round of funding was originally committed at $33 million. Recently the Series D was restructured to a $30 million commitment in exchange for earlier advancement of funds. The lower price per share of the Series D offering could be viewed as a reasonable estimate of the fair value of our cost-method investment indicating our investment is impaired.
In assessing whether the impairment is other than temporary, we evaluated the length of time and extent to which market value has been below cost, the financial condition and near term prospects of Still River and our ability and intent to retain our investment for a period sufficient to allow for an anticipated recovery in the market value. The Company believes that this is a temporary situation brought on solely due to the recent downturn of the economy, and is not a reflection on the progress or viability of Still River or its PBRT design, and believes that our investment in Still River is temporarily impaired.
This is based in part on the following:
•	Still River’s single room PBRT concept and design, although a departure from the large scale three and four room PBRT systems on the market, is based on the existing principle of generating protons from a cyclotron. Still River, through design innovations and advances in magnet technology, has made the cyclotron more compact such that it can be mounted on the gantry.

•	A gantry mounted cyclotron, although appearing to be revolutionary, has in fact been done previously. A neutron generating gantry mounted cyclotron has successfully treated patients for over ten years at Detroit Medical Center.

•	Still River’s development approach for the Monarch250 has been to integrate as many commercially existing components as possible into the Monarch250. The patient couch, CT imaging and treatment planning software are all commercially available and will be integrated into the Monarch250.

•	Still River has hired engineers and staff with many years of accelerator and proton beam experience. Personnel have been hired with prior experience at MIT’s Plasma Fusion Lab, as well as Still River rival, IBA.

•	Still River has built the first three units of the magnet and other cyclotron subsystems, has completed the manufacture/assembly of the gantry system, and demonstrated integrated software control of all cyclotron operations on the prototype unit, with projected installation around spring or summer 2010.

•	Still River has recently completed and passed the cold mass test on the prototype unit, which is considered a major milestone and an integral part of the process towards gaining FDA approval.

•	Still River is projecting that the beam extraction test will be successful prior to the end of 2009 or early 2010.

•	A respected physicist was hired by the Company as a third party consultant to perform a technical review of this project. His discussions with Still River’s chief technology officer indicated that the delays encountered have at times resulted in modifications being required, but the modifications were not significant, and he still believes that development of the PBRT machine will be completed in 2010. The consultant was not engaged to analyze Still River’s financial condition.

•	There were some minor problems during some of the tests that were quickly rectified, but have caused delays in the scheduled delivery of the first unit. As a result, the Company’s expected delivery of its two units has also been delayed.

However, minor problems such as these are expected in a new technology, and do not affect the Company’s position on the viability of Still River technology.

•	In spite of the uncertain economic climate and a limited number of potential investors, with the Series D offering, Still River was still able to raise the cash required to continue its operations, and were able to add two new major investors.

•	Based on ongoing discussions with Still River management and regular review of their financial statements and cash flow projections, the Company believes that Still River will have adequate cash flow to continue development of the system. Still River, as a development stage company manufacturing its first product, continuously analyzes its cash requirements. Due to the high level of interest in more compact and lower cost proton beam radiation therapy devices, Still River has been able to attract funding from financially significant and highly sophisticated investors, such as Caxton Health and Life Sciences, Venrock Associates and CHL Medical Partners. Still River is prepared, as required, to raise additional funds as its needs dictates.

•	Still River recently added a new CEO, strengthening its management depth, and with the new investors, increased its board strength as well. Independent board members consist of the following: Robert Wilson, Former Vice Chairman of Johnson and Johnson; Peter P. D’Angelo, President, Caxton Associates; Dr. Anders Hove, MD, Partner, Venrock Associates; Dr. Myles D. Greenberg, MD, General Partner, CHL Medical Partners; Dr. Jay Rao, MD, JD, Portfolio Manager, Green Arrow Capital Management; and Mr. Paul Volcker, Former Chairman, United States Federal Reserve.

•	Still River currently has 16 sites agreeing to install the Monarch250 system.

•	Once FDA approval is obtained, the per share investment in Still River will likely increase to a level much higher than the Company’s existing carrying value (cost). The estimated recovery period is anticipated to occur subsequent to the first system’s clinical treatment of patients, which would shortly follow obtaining FDA approval. The treatment of patients is anticipated to begin in the second half of 2010 or early 2011. The Company has the intent and the ability to maintain its investment in Still River until at least these milestones are met.
During our fiscal 2009 quarters, we evaluated whether any events or circumstances occurred during the quarters that would have a significant adverse effect on the fair value. There have been no significant adverse events or changes in circumstances during the 2009 fiscal quarters to indicate that our investment is other than temporarily impaired.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments concerning our response, please contact me at 415-788-5300 or Dan Kelly, Davis Polk & Wardwell, at 650-752-2001.

Sincerely,
/s/ Craig K. Tagawa
Craig K. Tagawa
Chief Operating Officer

Cc:	Ernest A. Bates, M.D. Norman Houck Dan Kelly, Esq.